

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2014

Via E-mail
John D. Sheehan
Chief Financial Officer
Mylan Inc.
1000 Mylan Boulevard
Canonsburg, Pennsylvania 15317

>   **Re: Mylan Inc.**
>   **Registration Statement on Form S-4**
>   **Filed December 23, 2013**
>   **File No. 333-193062**

Dear Mr. Sheehan:

We have reviewed your response letter dated January 13, 2014, and have the following comment. We have limited our review of your registration statement to those issues we have addressed in our comment.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

General

1. We note your response to prior comment 1. As you intend to use the DTC's Automated Tender Offer Program, please note that you may send electronic instructions to the DTC through its communications system instead of sending a signed hard copy letter of transmittal. A participating note holder may tender through the Automated Tender Offer Program by providing electronic instructions to the exchange agent acknowledging receipt of and agreeing to be bound by the letter of transmittal. Please file the form of letter of transmittal as an exhibit.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

John D. Sheehan
Mylan Inc.
January 16, 2014
Page 2

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Jones at (202) 551-3786 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Stacy J. Kanter, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        4 Times Square
        New York, New York 10036